Exhibit 99.1

Rectitude Holdings Ltd Announces Fiscal Year ended March 31, 2025 Full Year Financial Results

SINGAPORE, July 31, 2025 – Rectitude Holdings Ltd (the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial-grade hardware products, today announced its financial results for the full year ended March 31, 2025.

Fiscal Year ended March 31, 2025 Full Year Highlights (amounts in US$ unless otherwise noted):

•	Revenues for the fiscal year ended March 31, 2025, in Singapore Dollars, increased 5.91%.

•	Gross profit margin decreased to 33.65% of revenues, down 192 basis points.

•	Selling and marketing expenses in Singapore Dollars, increased S$1.37 million.

•	Research and development expenses in Singapore Dollars increased S$0.08 million.

•	General and administrative expenses in Singapore Dollars, increased S$0.50 million.

•	Net income was $1.66 million, or $0.12 per diluted share, for the fiscal ended March 31, 2025. In Singapore Dollars, net income was S$2.24 million, or S$0.16 per diluted share, for the fiscal ended March 31, 2025, compared to net income of S$3.36 million, or S$0.27 per diluted share, for the fiscal year ended March 31, 2024.

•	Adjusted EBITDA for the fiscal year ended March 31, 2025, was $3.62 million. In Singapore Dollars, Adjusted EBITDA decreased to S$4.87, from S$5.88 million in the prior year period.

“Fiscal 2025 was a challenging year from an earnings perspective, but our focus on growing Rectitude’s business for the long term will provide enhanced prospects for returns on the investments we made this year in new product launches in potable power as well as new branches to enhance distribution and customer service,” said Mr. Jian Zhang, Chairman, Chief Executive Officer, and Executive Director at Rectitude. “Our new All-in-one Intelligent Micro-grid System (AIMS) battery storage system provides an innovative, clean energy solution for a variety of locations presenting a solution for consistent energy in remote job sites while also benefiting the environment with lower emissions. We will continue to invest in innovative solutions that provide enhanced solutions to our customers and drive enhanced value to our shareholders.”

Revenues

For the fiscal year ended March 31, 2025, total revenues were $32.57 million. In Singapore Dollars, revenues were S$43.80 million and S$41.35 million for the respective fiscal years ended March 31, 2025 and 2024. The increase was primarily driven by increased customer demand for safety equipment with higher construction activity within the Company’s markets.

Cost of Revenues

For the fiscal year ended March 31, 2025, cost of revenues was $21.61 million. In Singapore Dollars, for the fiscal years ended March 31, 2025 and 2024, cost of revenues were S$29.06 million and S$26.65 million, respectively. The increase in cost of revenue was driven by the increase of revenue during the year, as well as a mixed shift toward higher-cost products and the commercial launch of the AIMS system.

Gross profit

Gross profit for the fiscal year ended March 31, 2025 was $10.94 million, representing 33.65% of operating revenues. In Singapore Dollars, gross profit for the fiscal years ended March 31, 2025 and 2024 was S$14.74 million and $14.71 million, representing 33.65% and 35.57% of operating revenues, respectively. The slight increase in gross profit was mainly due to increased sales volume, while the decrease in gross profit margin was due to an unfavorable shift in product mix, freight costs, and the commercial launch of AIMS.

Selling and marketing expenses

Selling and marketing expenses primarily included expenses related to advertising and marketing activities, and costs associated with our retail branches, which included labor costs, sales commissions and operating lease expenses. For the fiscal year ended March 31, 2025, selling and marketing expenses were $3.57 million. In Singapore Dollars, for the fiscal years ended March 31, 2025 and 2024, selling and marketing expenses were S$4.80 million and S$3.42 million respectively. This increase was primarily due to rising costs associated with expanding retail branches including an increase in the number of branch employees, which is expected to continue in the next year.

Research and development expenses

Research and development expenses primarily consisted of compensation costs to engineering, design and product development employees and software expenses. For the fiscal year ended March 31, 2025, research and development expenses were approximately $117,000. In Singapore Dollars, for the fiscal years ended March 31, 2025 and 2024, research and development expenses were approximately S$157,000 and S$76,000 respectively. The increase was primarily due to costs associated with the development and launch of the AIMS portable power system as well as continued investment in the integration of virtual reality technology into our safety training systems.

General and administrative expenses

General and administrative expenses consisted primarily of motor vehicle running expenses, transportation, property maintenance and property tax, allowance for expected credit losses and general administrative expenses such as staff costs, depreciation, legal and professional fees and other miscellaneous administrative expenses. For the fiscal year ended March 31, 2025, general and administrative expenses were $5.61 million. In Singapore Dollars, for the fiscal years ended March 31, 2025 and 2024, general and administrative expenses were S$7.55 million and S$7.04 million respectively. The increase was mainly due to mainly due to an increase in provision for allowance for expected credit losses to third parties as well as other increased administrative expenses to support business growth.

Net Income

As a result of the factors described above, net income for the fiscal year ended March 31, 2025 was approximately $1.66 million. In Singapore Dollars, net income for the fiscal years ended March 31, 2025 was approximately S$2.24 million, compared to net income of S$3.36 million, for the fiscal year ended March 31, 2024.

Earnings per Share - Basic and Diluted

Earnings per basic and diluted share for the fiscal year ended March 31, 2025 was $0.12. In Singapore Dollars, earnings per basic and diluted share for the fiscal year ended March 31, 2025 was S$0.16, compared to S$0.27 for the same period of 2024.

Adjusted EBITDA

The Company also views earnings before interest, taxes, depreciation and amortization, subject to specific adjustments (Adjusted EBITDA) as an important measure of the results of operations. For the fiscal year ended March 31, 2025, Adjusted EBITDA was $3.39 million. In Singapore dollars, Adjusted EBITDA decreased to S$4. million, from S$5.88 million during the same period. The decrease was primarily driven by compliance costs and professional fees incurred related to the Company’s listing on NASDAQ.

The Company believes these non-GAAP adjustments provide meaningful information to assist investors in understanding financial results and assessing prospects for future performance as they provide a better baseline for analyzing the ongoing performance of its business by excluding items that may not be indicative of core operating result.

Outlook

Contemplating the Company’s Outlook for Fiscal Year 2026, Mr. Zhang commented, “We look forward to another exceptional year of growth and strong operating performance for Rectitude. In the last 12 months, we have delivered on our clearly articulated strategy, extending beyond our core business to capture value across the safety equipment supply chain. We have successfully launched our AIMS system to support our customers’ power needs in remote construction sites, which allow them to transition to a low-carbon and environmentally sustainable methods.

”We have the financial strength to provide a central business platform for first-generation owners of traditional businesses, who may be retiring without succession plans, to collaborate and use our business networks, resources and proprietary brands to expand their own businesses. This renders these business partners competitive in the evolving market landscape, while bringing synergy and more growth for Rectitude within the Southeast Asian markets.

“Most importantly, we maintain our focus on the core principles that have guided our Company for more than 26 years as we drive our performance to new heights,” Mr. Zhang concluded..”

About Rectitude Holdings Ltd

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam.

For more information, please visit the Company’s website: https://ir.rectitude.com.sg

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

Lambert Global

Phone: +1 (646) 717-4593

Email: jlin@lambert.com

RECTITUDE HOLDINGS LTD

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Assets
Current assets
Cash and cash equivalents	3,468,594	6,646,788	4,943,688
Accounts receivable, net	11,508,064	11,547,018	8,588,336
Inventories, net	6,249,895	7,578,048	5,636,332
Other receivables	497,309	1,445,462	1,075,093
Advances to related parties	358,019	236,811	176,133
Deferred initial public offering (“IPO”) costs	1,560,933	—	—
Total current assets	23,642,814	27,454,127	20,419,582

Non-current assets
Financial instrument	231,293	236,771	176,103
Loan receivables	—	5,180,380	3,853,016
Property, plant and equipment, net	5,811,883	6,399,557	4,759,804
Right-of-use assets – operating leases	4,522,524	4,420,627	3,287,934
Total non-current assets	10,565,700	16,237,335	12,076,857
Total assets	34,208,514	43,691,462	32,496,439

Liabilities and shareholders’ equity
Current liabilities
Bank loans, current portion	598,848	400,016	297,520
Finance lease liabilities, current portion	168,192	199,320	148,248
Accounts payable	6,441,094	7,571,503	5,631,464
Operating lease liabilities, current portion	1,240,129	1,298,058	965,458
Other payables	3,058,781	2,208,350	1,642,507
Provision for income taxes	1,177,119	454,005	337,676
Total current liabilities	12,684,163	12,131,252	9,022,873

Non-current liabilities:
Bank loans, non-current portion	3,070,967	2,834,183	2,107,983
Finance lease liabilities, non-current portion	379,481	593,510	441,435
Operating lease liabilities, non-current portion	3,487,144	3,363,357	2,501,567
Deferred tax liabilities	1,446	1,446	1,075
Total non-current liabilities	6,939,038	6,792,496	5,052,060
Total liabilities	19,623,201	18,923,748	14,074,933
Commitments and contingencies	—	—	—
Shareholders’ equity
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares, issued 12,500,000 and 14,500,000 shares outstanding as of March 31, 2024 and March 31, 2025, respectively*	1,707	1,978	1,471
Additional paid-in capital	3,377,293	11,382,600	8,466,047
Retained earnings	11,206,313	13,444,178	9,999,389
Accumulated other comprehensive losses	—	(61,042)	(45,401)
Total shareholders’ equity	14,585,313	24,767,714	18,421,506
Total liabilities and shareholders’ equity	34,208,514	43,691,462	32,496,439

RECTITUDE HOLDINGS LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years ended March 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Revenue	37,643,696	41,353,555	43,796,144	32,574,298
Cost of revenue	(25,503,026)	(26,645,034)	(29,057,985)	(21,612,484)
Gross profit	12,140,670	14,708,521	14,738,159	10,961,814

Operating expenses
Selling and marketing expenses	(2,104,824)	(3,423,531)	(4,798,465)	(3,568,959)
Research and development expenses	(83,684)	(76,386)	(156,947)	(116,733)
General and administrative expenses	(5,169,398)	(7,044,966)	(7,545,515)	(5,612,135)
Total operating expenses	(7,357,906)	(10,544,883)	(12,500,927)	(9,297,827)

Income from operations	4,782,764	4,163,638	2,237,232	1,663,987

Other income/(expense)
Other income, net	156,878	198,440	421,223	313,293
Interest expense	(142,496)	(214,462)	(200,638)	(149,229)
Total other income/(expense), net	14,382	(16,022)	220,585	164,064

Income before income tax	4,797,146	4,147,616	2,457,817	1,828,051

Income tax expense	(870,325)	(792,207)	(219,952)	(163,594)
Net income	3,926,821	3,355,409	2,237,865	1,664,457

Other comprehensive loss
Foreign currency translation adjustments	—	—	(61,042)	(45,401)
Comprehensive income	3,926,821	3,355,409	2,176,823	1,619,056

Weighted average number of ordinary shares
Basic and diluted*	12,500,000	12,500,000	14,056,164	14,056,164
Earnings per share
Basic and diluted	0.31	0.27	0.16	0.12

RECTITUDE HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional		Accumulated other	Total
	Number of		paid-in	Retained	comprehensive	shareholders’
	shares	Amount	capital	earnings	income	equity
		S$	S$	S$	S$	S$
Balance as at April 1, 2022*	12,500,000	1,707	3,377,293	6,074,083	—	9,453,083
Net income	—	—	—	3,926,821	—	3,926,821
Dividends distribution	—	—	—	(2,150,000)	—	(2,150,000)
Balance as at March 31, 2023	12,500,000	1,707	3,377,293	7,850,904	—	11,229,904
Net income	—	—	—	3,355,409	—	3,355,409
Balance as at March 31, 2024	12,500,000	1,707	3,377,293	11,206,313	—	14,585,313
Issuance of ordinary shares	2,000,000	271	8,005,307	—	—	8,005,578
Net income	—	—	—	2,237,865	—	2,237,865
Foreign currency translation adjustments	—	—	—	—	(61,042)	(61,042)
Balance as at March 31, 2025	14,500,000	1,978	11,382,600	13,444,178	(61,042)	24,767,714
Balance as at March 31, 2025 (US$)		1,471	8,466,047	9,999,389	(45,401)	18,421,506

RECTITUDE HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Cash flows from operating activities
Net income	3,926,821	3,355,409	2,237,865	1,664,457

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property, plant and equipment	540,105	536,013	609,711	453,485
Amortization of right-of-use assets	667,660	986,420	1,291,797	960,801
Operating lease modifications	(53,991)	(7,025)	(30,798)	(22,907)
Property, plant and equipment write-off	3,534	—	—	—
Bad debts write-off	2,563	—	—	—
Gain on disposal of property, plant and equipment	(386)	(5,000)	(957)	(712)
Allowance for inventories write-down	256,919	56,415	—	—
Provision for allowance for expected credit losses – third parties	214,169	68,436	358,426	266,587
Fair value change in financial instrument	(1,542)	(9,502)	(5,478)	(4,074)

Changes in operating assets and liabilities
Accounts receivable, net	(1,745,800)	(899,646)	(397,380)	(295,560)
Other receivables	(53,357)	35,705	(948,153)	(705,209)
Advances to related parties	32,290	—	121,208	90,151
Inventories	(418,177)	(524,506)	(1,328,153)	(987,842)
Accounts payable	594,653	(229,789)	1,130,409	840,765
Other payables	(234,690)	1,602,687	(850,431)	(632,524)
Finance lease liabilities – interest portion of lease payment	(41,225)	(80,461)	(39,858)	(29,645)
Operating lease liabilities	(636,239)	(816,855)	(1,224,960)	(911,090)
Income tax payable	553,929	131,736	(723,114)	(537,829)
Net cash provided by operating activities	3,607,236	4,200,037	200,134	148,854

Cash flows from investing activities:
Purchases of property, plant and equipment	(13,551)	(235,355)	(615,809)	(458,021)
Proceeds from disposal of property, plant and equipment	386	5,000	1,000	744
Disbursement of loan to third parties	—	—	(7,680,380)	(5,712,443)
Repayment of loan from third parties	—	—	2,500,000	1,859,427
Net cash used in investing activities	(13,165)	(230,355)	(5,795,189)	(4,310,293)

Cash flows from financing activities:
Proceeds from common shares issued for cash	—	—	9,505,469	7,069,892
Advances from / (Repayment to) shareholders, net	161,127	(186,950)	—	—
Dividends paid	(1,150,000)	(2,000,000)	—	—
Deferred IPO expenses	—	(543,076)	—	—
Repayments of bank loans	(1,140,400)	(126,628)	(566,835)	(421,595)
Payments for finance lease liabilities – principal portion	(173,950)	(76,991)	(165,385)	(123,009)
Net cash (used in)/ provided by financing activities	(2,303,223)	(2,933,645)	8,773,249	6,525,288
Net changes in cash and cash equivalents	1,290,848	1,036,037	3,178,194	2,363,849
Cash and cash equivalents at beginning of the year	1,141,709	2,432,557	3,468,594	2,579,839
Cash and cash equivalents at end of the year	2,432,557	3,468,594	6,646,788	4,943,688

Supplement disclosures of cash flow information
Income taxes paid	(316,396)	(660,471)	(943,066)	(701,425)
Interest paid	(142,496)	(214,462)	(200,638)	(149,229)